Exhibit 99.1

Youku Tudou Announces Third Quarter 2015 Unaudited Financial Results

BEIJING, China, November 20, 2015 — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the third quarter 2015.

Third Quarter 2015 Highlights1

•             Net revenues were RMB1.85 billion (US$291.8 million), a 62% increase from the corresponding period in 20142. Non-GAAP3 net revenues were RMB1.70 billion (US$267.6 million) in the third quarter of 2015, a 54% increase from the corresponding period in 2014.

•             Gross profit was RMB311.5 million (US$49.0 million), a 36% increase from the corresponding period in 2014. Non-GAAP gross profit was RMB299.1 million (US$47.1 million) in the third quarter of 2015, a 19% increase from the corresponding period in 2014.

•             Net loss was RMB435.6 million (US$68.5 million), as compared to RMB197.6 million (US$31.1 million) from the corresponding period in 2014. Non-GAAP net loss was RMB316.5 million (US$49.8 million) in the third quarter of 2015, as compared to RMB111.2 million (US$17.5 million) from the corresponding period in 2014.

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the third quarter of 2015 amounted to RMB2.23 (US$0.35) and RMB2.23 (US$0.35), respectively. Non-GAAP basic and diluted loss per ADS for the third quarter of 2015 amounted to RMB1.62 (US$0.25) and RMB1.62 (US$0.25), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB7.48 billion (US$1.18 billion) as of September 30, 2015.

•             Acquisition of property and equipment for the third quarter of 2015 was RMB93.9 million (US$14.8 million).

•             Acquisition of licensed copyright for the third quarter of 2015 was RMB516.0 million (US$81.2 million).

Third Quarter 2015 Results

Net revenues were RMB1.85 billion (US$291.8 million) in the third quarter of 2015, a 62% increase from the corresponding period in 2014. Non-GAAP net revenues were RMB1.70 billion (US$267.6 million) in the third quarter of 2015, a 54% increase from the corresponding period in 2014, meeting the non-GAAP net revenues guidance previously announced by the Company.

Advertising net revenues were RMB1.35 billion (US$212.2 million) in the third quarter of 2015, a 37% increase from the corresponding period in 2014, meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consumer revenues, which are derived from our subscription-based service, interactive live entertainment and mobile game joint operation, were RMB256.2 million (US$40.3 million) in the third quarter of 2015, a 514% increase from the corresponding period in 2014. The growth was primarily attributable to the increasing user adoption of our consumer services as evidenced by expansion of subscriber base of our subscription-based service, and growing number of paying users and average spend per user of our interactive live entertainment service.

Bandwidth costs as a component of cost of revenues were RMB331.4 million (US$52.1 million) in the third quarter of 2015, representing 18% of net revenues, as compared to 20% of net revenues for the corresponding period in 2014.

1  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2  As noted in the Company’s annual report for fiscal year 2014 on Form 20-F (the “2014 Annual Report”), certain adjustments were made to the Company’s historical consolidated financial statements reflecting certain revisions to its accounting treatment for (i) licensed copyrights and (ii) nonmonetary exchanges of licensed copyrights, as further described in the 2014 Annual Report. Accordingly, unaudited financial information in this release in relation to the third quarter of 2014 has been amended, where applicable, principally as a result of, and to reflect the adjustment caused by, such revisions of the Company’s accounting treatment.

3  All non-GAAP measures exclude, as applicable, barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Content costs as a component of cost of revenues were RMB896.1 million (US$141.0 million) in the third quarter of 2015, representing 48% of net revenues as compared to 48% of net revenues for the corresponding period in 2014. Non-GAAP content costs were RMB754.6 million (US$118.7 million) in the third quarter of 2015, representing 44% of non-GAAP net revenues, as compared to 44% of non-GAAP net revenues for the corresponding period in 2014. This increase was primarily due to expansion of our video content portfolio to support our new business growth initiatives.

Gross profit was RMB311.5 million (US$49.0 million) in the third quarter of 2015, a 36% increase from the corresponding period in 2014. Non-GAAP gross profit was RMB299.1 million (US$47.1 million) in the third quarter of 2015, a 19% increase from the corresponding period in 2014.

Operating expenses were RMB766.5 million (US$120.6 million) in the third quarter of 2015, as compared to RMB450.3 million (US$70.9 million) for the corresponding period in 2014. Non-GAAP operating expenses were RMB635.0 million (US$99.9 million) in the third quarter of 2015, as compared to RMB386.3 million (US$60.8 million) for the corresponding period in 2014. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB438.5 million (US$69.0 million) in the third quarter of 2015, as compared to RMB286.2 million (US$45.0 million) for the corresponding period in 2014. Non-GAAP sales and marketing expenses were RMB388.1 million (US$61.1 million) in the third quarter of 2015, as compared to RMB262.6 million (US$41.3 million) for the corresponding period in 2014. This increase was primarily due to increases in marketing expenses and commission paid to our sales force in line with our revenue growth.

Product development expenses were RMB205.4 million (US$32.3 million) in the third quarter of 2015, as compared to RMB111.9 million (US$17.6 million) for the corresponding period in 2014. Non-GAAP product development expenses were RMB163.3 million (US$25.7 million) in the third quarter of 2015, as compared to RMB93.3 million (US$14.7 million) for the corresponding period in 2014. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, subscription and interactive live entertainment services.

General and administrative expenses were RMB122.6 million (US$19.3 million) in the third quarter of 2015, as compared to RMB52.2 million (US$8.2 million) from the corresponding period in 2014. Non-GAAP general and administrative expenses were RMB83.6 million (US$13.2 million) in the third quarter of 2015, as compared to RMB30.3 million (US$4.8 million) from the corresponding period in 2014.

Net loss was RMB435.6 million (US$68.5 million) in the third quarter of 2015, as compared to RMB197.6 million (US$31.1 million) for the corresponding period in 2014. Non-GAAP net loss was RMB316.5 million (US$49.8 million) in the third quarter of 2015, as compared to RMB111.2 million (US$17.5 million) from the corresponding period in 2014.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP net revenues, non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations and non-GAAP net profit or loss and non-GAAP adjusted EBITDA profit or loss. We define non-GAAP net revenues as net revenues excluding barter sublicensing revenues. We define non-GAAP content costs as content costs excluding amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges , share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for barter sublicensing revenues, amortization of licensed copyrights from nonmonetary content exchanges, share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5890-6883 x 8056

Email: changyou@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,820,742	2,523,301	397,020
Restricted cash	617,586	829,691	130,545
Short-term investments	4,021,199	4,130,942	649,969
Accounts receivable	1,719,760	2,315,902	364,387
Licensed copyrights, net	220,152	292,582	46,035
Amounts due from related parties	125,204	45,441	7,150
Deferred tax assets, net	2,283	2,283	359
Prepayments and other assets	117,716	362,933	57,104
Total current assets	10,644,642	10,503,075	1,652,569

Non-current assets:
Property and equipment, net	293,027	365,442	57,499
Long-term investments	67,293	203,939	32,088
Available-for-sale financial assets	—	21,233	3,341
Licensed copyrights, net	505,173	671,033	105,581
Intangible assets, net	875,502	866,600	136,352
Capitalized content production costs	1,678	10,456	1,645
Film assets	—	91,843	14,451
Prepayments and other assets	431,377	453,054	71,284
Goodwill	4,262,569	4,262,569	670,679
Total non-current assets	6,436,619	6,946,169	1,092,920

TOTAL ASSETS	17,081,261	17,449,244	2,745,489

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	563,009	638,734	100,499
Advances from customers and deferred revenue	36,232	154,645	24,332
Amounts due to related parties	4	2,345	369
Accrued expenses and other liabilities	1,668,122	2,126,698	334,618
Short-term bank loans	500,000	819,637	128,963
Total current liabilities	2,767,367	3,742,059	588,781

Non-current liabilities:
Deferred tax liabilities	213,608	213,608	33,609
Other liabilities	6,570	43,403	6,829
Total non-current liabilities	220,178	257,011	40,438

Total liabilities	2,987,545	3,999,070	629,219

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 3,123,742,699 and 3,165,590,881 issued as of December 31, 2014 and September 30, 2015, respectively, 2,834,270,299 and 2,876,118,481 outstanding as of December 31, 2014 and September 30, 2015, respectively)	201	204	32
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 645,691,903 and 645,691,903 issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	48	48	8
Additional paid-in capital	18,878,497	19,293,943	3,035,739
Treasury stock (at cost, 289,472,400 and 289,472,400 as of December 31, 2014 and September 30, 2015, respectively)	(1,845,892)	(1,845,892)	(290,436)
Statutory reserves	13,146	13,146	2,068
Accumulated deficit	(2,681,658)	(3,976,699)	(625,700)
Accumulated other comprehensive loss	(270,626)	(35,532)	(5,591)
Total shareholders’ equity	14,093,716	13,449,218	2,116,120
Non-controlling interest	—	956	150
Total equity	14,093,716	13,450,174	2,116,270

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,081,261	17,449,244	2,745,489

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and ADS and per	For the Three Months Ended				For the Nine Months Ended
share and per ADS data)	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)

Net revenues (including advertising net revenues from related parties amounting to RMB47,339 and RMB56,147 for the three months ended June 30, 2015 and September 30, 2015, respectively, and RMB151,496 for the nine months ended September 30, 2015)	1,143,000	1,609,687	1,854,841	291,844	2,941,025	4,603,986	724,398

Cost of revenues (Note 1)	(914,630)	(1,355,570)	(1,543,339)	(242,831)	(2,351,961)	(4,036,896)	(635,172)

Gross profit	228,370	254,117	311,502	49,013	589,064	567,090	89,226

Operating expenses:
Product development	(111,862)	(181,856)	(205,446)	(32,325)	(290,551)	(526,875)	(82,899)
Sales and marketing	(286,186)	(354,259)	(438,475)	(68,990)	(683,861)	(1,113,167)	(175,147)
General and administrative	(52,206)	(109,830)	(122,626)	(19,294)	(172,005)	(316,514)	(49,801)

Total operating expenses	(450,254)	(645,945)	(766,547)	(120,609)	(1,146,417)	(1,956,556)	(307,847)
Government grant income	1,110	11,075	379	60	1,990	11,577	1,822

Loss from operations	(220,774)	(380,753)	(454,666)	(71,536)	(555,363)	(1,377,889)	(216,799)
Interest income	22,694	34,265	28,678	4,512	38,670	92,754	14,594
Interest expenses	—	(17,126)	(14,580)	(2,294)	—	(42,449)	(6,679)
Share of net loss of equity investee	—	(1,459)	(1,978)	(311)	—	(4,684)	(737)
Other income, net	431	1,781	27,281	4,292	734	36,414	5,730

Loss before income taxes	(197,649)	(363,292)	(415,265)	(65,337)	(515,959)	(1,295,854)	(203,891)
Income tax expense	—	21,273	(20,316)	(3,197)	(12)	813	128

Net loss	(197,649)	(342,019)	(435,581)	(68,534)	(515,971)	(1,295,041)	(203,763)
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(197,649)	(342,019)	(435,581)	(68,534)	(515,971)	(1,295,041)	(203,763)

Other comprehensive income (loss), before tax Foreign currency translation adjustments	214	(27,165)	225,672	35,508	7,528	235,094	36,990
Other comprehensive income (loss), net of tax	214	(27,165)	225,672	35,508	7,528	235,094	36,990

Comprehensive loss attributable to ordinary shareholders	(197,435)	(369,184)	(209,909)	(33,026)	(508,443)	(1,059,947)	(166,773)

Net loss per share, basic and diluted	(0.05)	(0.10)	(0.12)	(0.02)	(0.15)	(0.37)	(0.06)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.96)	(1.76)	(2.23)	(0.35)	(2.76)	(6.66)	(1.05)
Shares used in computation, basic and diluted	3,724,534,275	3,500,437,718	3,518,532,468	3,518,532,468	3,369,848,757	3,501,670,935	3,501,670,935
ADSs used in computation, basic and diluted	206,918,571	194,468,762	195,474,026	195,474,026	187,213,819	194,537,274	194,537,274

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	97,760	138,329	143,998	22,657	250,268	380,715	59,903
Bandwidth costs	229,714	330,258	331,358	52,136	645,141	968,451	152,378
Depreciation of servers and other equipment	25,888	38,479	41,948	6,600	70,505	114,776	18,059
Interactive live entertainment revenue sharing fees	10,170	70,017	105,838	16,653	14,509	199,942	31,459
Cost of goods sold	—	34,073	24,122	3,795	—	63,532	9,997
Content costs	551,098	744,414	896,075	140,990	1,371,538	2,309,480	363,376
Total Cost of Revenues	914,630	1,355,570	1,543,339	242,831	2,351,961	4,036,896	635,172

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands)	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited-As revised)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited-As revised)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(197,649)	(342,019)	(435,581)	(68,534)	(515,971)	(1,295,041)	(203,763)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of fixed assets	32,081	45,212	51,207	8,057	89,286	137,095	21,571
Bad debt expense	(12,546)	1,862	22,133	3,482	(13,772)	38,795	6,104
Amortization of licensed copyrights	334,857	478,480	575,590	90,564	812,048	1,504,935	236,789
Amortization and impairment of intangible assets and capitalized content production costs	16,571	17,493	14,148	2,226	29,838	45,571	7,170
Barter sublicensing revenues	(36,359)	(94,891)	(153,921)	(24,218)	(175,291)	(332,051)	(52,245)
Loss (Gain) on disposal of property and equipment	10	135	830	131	228	918	144
Foreign exchange loss (gain)	(58)	21,755	(25,715)	(4,045)	2,952	(24,030)	(3,780)
Share-based compensation	72,372	144,364	154,350	24,286	224,723	378,486	59,551
Deferred government grant income	—	(167)	(83)	(13)	—	(250)	(39)
Share of net loss of equity investee	—	1,459	1,979	311	—	4,685	737
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	(555,636)	6,044	(542)	(85)	(555,639)	(5)	(1)
Accounts receivable	(171,241)	(330,939)	(202,671)	(31,889)	(236,144)	(634,936)	(99,902)
Amounts due from related parties	(9,420)	93,213	39,966	6,288	(72,040)	79,762	12,550
Prepayments and other assets	21,958	(49,712)	7,149	1,125	(9,777)	(145,666)	(22,919)
Capitalized content production costs	(17,511)	(51,805)	(58,140)	(9,148)	(26,854)	(131,919)	(20,756)
Accounts payable	17,079	(10,033)	(679)	(107)	30,284	61,124	9,617
Advances from customers and deferred revenue	1,783	(3,788)	5,122	806	370	38,267	6,021
Accrued expenses and other liabilities	249,911	246,747	94,849	14,923	263,236	430,020	67,660
Amount due to related parties	48	(4)	2,344	369	118	2,341	368
Net cash provided (used in) by operating activities	(253,750)	173,406	92,335	14,529	(152,405)	158,101	24,877

Cash flows from investing activities:
Acquisition of property and equipment	(41,295)	(71,508)	(93,883)	(14,772)	(154,454)	(238,381)	(37,507)
Purchase of available-for-sale financial assets	—	—	—	—	—	(21,267)	(3,346)
Proceeds received from maturity of short-term investments	1,363,276	20,000	3,143,969	494,677	2,561,772	3,163,969	497,824
Short-term investments placed with financial institutions	(2,859,798)	—	(2,906,449)	(457,305)	(4,255,735)	(3,186,757)	(501,409)
Proceeds from disposal of property and equipment	88	15	6	1	278	68	11
Collection of loans to third parties	—	3,000	—	—	—	3,000	472
Loans to third parties	—	—	—	—	—	(3,000)	(472)
Acquisition of shares of investees	(50,000)	(77,250)	(19,697)	(3,099)	(50,000)	(96,947)	(15,254)
Acquisition of licensed copyrights	(343,886)	(366,228)	(515,959)	(81,182)	(755,167)	(1,377,434)	(216,728)
Acquisition of intangible assets	(256)	—	(188)	(30)	(1,186)	(188)	(30)
Net cash used in investing activities	(1,931,871)	(491,971)	(392,201)	(61,710)	(2,654,492)	(1,756,937)	(276,439)

Cash flows from financing activities:
Exercise of employee stock options	6,086	29,754	2,681	422	25,250	36,964	5,816
Increase in restricted cash	—	(154,000)	611,900	96,277	—	(212,100)	(33,372)
Proceeds from short-term bank loans	(1,293,644)	148,247	—	—	(1,293,644)	818,500	128,784
Principal repayments on short-term loan	—	—	(500,000)	(78,671)	—	(500,000)	(78,671)
Proceeds from non-controlling interests	—	—	956	150	—	956	150
Proceeds from Ali investment, net of issuance costs	(7,504)	—	—	—	7,380,016	—	—
Net cash provided by financing activities	(1,295,062)	24,001	115,537	18,178	6,111,622	144,320	22,707
Effect of exchange rate changes on cash and cash equivalents	272	(30,473)	145,855	22,949	4,576	157,075	24,714
Net (decrease) increase in cash and cash equivalents	(3,480,411)	(325,037)	(38,474)	(6,054)	3,309,301	(1,297,441)	(204,141)
Cash and cash equivalents at the beginning of the period	8,553,933	2,886,812	2,561,775	403,074	1,764,221	3,820,742	601,161
Cash and cash equivalents at the end of the period	5,073,522	2,561,775	2,523,301	397,020	5,073,522	2,523,301	397,020

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Net Revenues

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	1,143,000	1,609,687	1,854,841	291,844	2,941,025	4,603,986	724,398
Deduct: barter sublicensing revenues	36,359	94,891	153,921	24,218	175,291	332,051	52,245
Non-GAAP Net Revenues	1,106,641	1,514,796	1,700,920	267,626	2,765,734	4,271,935	672,153

2. Non-GAAP Content Costs

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	551,098	744,414	896,075	140,990	1,371,538	2,309,480	363,376
Deduct: amortization of licensed copyrights from nonmonetary content exchanges	45,815	69,121	116,175	18,279	107,514	221,741	34,889
Deduct: share-based compensation	11,077	25,473	25,314	3,983	35,994	63,194	9,943
Deduct: amortization of intangible assets from business combination	1,898	—	—	—	5,728	—	—
Non-GAAP content costs	492,308	649,820	754,586	118,728	1,222,302	2,024,545	318,544

3. Non-GAAP Gross Profit

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	228,370	254,117	311,502	49,013	589,064	567,090	89,226
Deduct: barter sublicensing revenues	36,359	94,891	153,921	24,218	175,291	332,051	52,245
Add back: amortization of licensed copyrights from nonmonetary content exchanges	45,815	69,121	116,175	18,279	107,514	221,741	34,889
Add back: share-based compensation	11,077	25,473	25,314	3,983	35,994	63,194	9,943
Add back: amortization of intangible assets from business combination	1,898	—	—	—	5,728	—	—
Non-GAAP gross profit (loss)	250,801	253,820	299,070	47,057	563,009	519,974	81,813

4. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	450,254	645,945	766,547	120,609	1,146,417	1,956,556	307,847
Deduct: share-based compensation	61,295	118,891	129,036	20,303	188,729	315,292	49,608
Deduct: amortization of intangible assets from business combination	2,691	2,689	2,505	394	8,073	7,885	1,241
Non-GAAP operating expenses	386,268	524,365	635,006	99,912	949,615	1,633,379	256,998

5. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	286,186	354,259	438,475	68,990	683,861	1,113,167	175,147
Deduct: share-based compensation	22,256	47,305	49,054	7,718	68,252	128,710	20,251
Deduct: amortization of intangible assets from business combination	1,344	1,344	1,344	211	4,032	4,032	634
Non-GAAP sales and marketing expenses	262,586	305,610	388,077	61,061	611,577	980,425	154,262

6. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	111,862	181,856	205,446	32,325	290,551	526,875	82,899
Deduct: share-based compensation	17,624	39,159	41,207	6,484	53,836	99,074	15,588
Deduct: amortization of intangible assets from business combination	905	903	903	142	2,715	2,711	427
Non-GAAP product development expenses	93,333	141,794	163,336	25,699	234,000	425,090	66,884

7. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	52,206	109,830	122,626	19,294	172,005	316,514	49,801
Deduct: share-based compensation	21,415	32,427	38,775	6,101	66,641	87,508	13,769
Deduct: amortization of intangible assets from business combination	442	442	258	41	1,326	1,142	180
Non-GAAP general and administrative expenses	30,349	76,961	83,593	13,152	104,038	227,864	35,852

8. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(220,774)	(380,753)	(454,666)	(71,536)	(555,363)	(1,377,889)	(216,799)
Deduct: barter sublicensing revenues	36,359	94,891	153,921	24,218	175,291	332,051	52,245
Add back: amortization of licensed copyrights from nonmonetary content exchanges	45,815	69,121	116,175	18,279	107,514	221,741	34,889
Add back: share-based compensation	72,372	144,364	154,350	24,286	224,723	378,486	59,551
Add back: amortization of intangible assets from business combination	4,589	2,689	2,505	394	13,801	7,885	1,241
Non-GAAP loss from operations	(134,357)	(259,470)	(335,557)	(52,795)	(384,616)	(1,101,828)	(173,363)

9. Non-GAAP Net Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(197,649)	(342,019)	(435,581)	(68,534)	(515,971)	(1,295,041)	(203,763)
Deduct: barter sublicensing revenues	36,359	94,891	153,921	24,218	175,291	332,051	52,245
Add back: amortization of licensed copyrights from nonmonetary content exchanges	45,815	69,121	116,175	18,279	107,514	221,741	34,889
Add back: share-based compensation	72,372	144,364	154,350	24,286	224,723	378,486	59,551
Add back: amortization of intangible assets from business combination	4,589	2,689	2,505	394	13,801	7,885	1,241
Non-GAAP net loss	(111,232)	(220,736)	(316,472)	(49,793)	(345,224)	(1,018,980)	(160,327)

10.  Non-GAAP adjusted EBITDA Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(197,649)	(342,019)	(435,581)	(68,534)	(515,971)	(1,295,041)	(203,763)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	32,091	45,223	51,217	8,059	89,316	137,126	21,576
Interest income	(22,694)	(34,265)	(28,678)	(4,512)	(38,670)	(92,754)	(14,594)
Interest expenses	—	17,126	14,580	2,294	—	42,449	6,679
Income taxes	—	(21,273)	20,316	3,197	12	(813)	(128)
EBITDA loss	(188,252)	(335,208)	(378,146)	(59,496)	(465,313)	(1,209,033)	(190,230)

Adjustments:
Barter sublicensing revenues	(36,359)	(94,891)	(153,921)	(24,218)	(175,291)	(332,051)	(52,245)
Amortization of licensed copyrights from nonmonetary content exchanges	45,815	69,121	116,175	18,279	107,514	221,741	34,889
Share-based compensation	72,372	144,364	154,350	24,286	224,723	378,486	59,551
Amortization of intangible assets from business combination	4,589	2,689	2,505	394	13,801	7,885	1,241
Others, net	(431)	(1,781)	(27,281)	(4,292)	(734)	(36,414)	(5,730)
Non-GAAP adjusted EBITDA loss	(102,266)	(215,706)	(286,318)	(45,047)	(295,300)	(969,386)	(152,524)

(1)         For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)         The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.